# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUMACYTE, INC., CIK 0001818382
CUSIP: 020751103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Date of event which requires filing of this statement: 05/13/2025
Amends the filing with accession number 0001104659-21-112194
Filed by CIK 0000042872
Persons authorized to receive notices and communications: Robert A. Grauman, 145 West 86 Street, New York, New York (NY), 10024, 646 202-2932; Thomas D. Brouillard, Fresenius Medical Care Holdings, Inc., 920 Winter Street, Waltham, Massachusetts (MA), 02451-1547, 781 699 9000; Christof Koester, Fresenius Medical Care AG, Else-Kroener Strasse 1, Bad Homburg, Germany (2M), 61352, 011 49 6172 609 0

## Reporting persons
- Fresenius Medical Care Holdings, Inc. (CIK 0000042872): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (11.8% of the class)
- Fresenius Medical Care AG (CIK 0001333141): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,312,735; sole dispositive power 0; shared dispositive power 18,312,735; aggregate amount beneficially owned 18,312,735 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HUMACYTE, INC.
Address of issuer's principal executive offices: 2525 East North Carolina Highway 54, Durham, North Carolina (NC), 27713
Comment: This Amendment No. 4 amends certain items of the Schedule 13D originally filed on September 2, 2021, as previously amended by Amendment No. 1 filed on December 1, 2023, by Amendment No. 2 filed March 7, 2024, and by Amendment No 3 filed on November 18, 2024 (as so amended, the "Schedule 13D") by Fresenius Medical Care Holdings, Inc., a New York Corporation ("FMCH") and Fresenius Medical Care AG a German stock corporation ("FME AG") with respect to the common stock, par value $0.0001 per share (the "Common Stock") of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the "Issuer" or "Humacyte"). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended by the addition of the following:

According to a Schedule 13D (Amendment No. 11) filed by Fresenius SE on March 10, 2025, Fresenius SE is presently the beneficial owner of 83,780,382 shares of FME AG, constituting 28.6% of the outstanding shares of FME AG.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D (Amendment No. 4), FMCH is the beneficial owner of 18,312,735 shares of the Issuer's Common Stock, constituting approximately 11.8% of the Issuer's outstanding voting shares (calculated with reference to 155,118,816 shares outstanding as of May 5, 2025, as reported by the Issuer on the cover page of its quarterly report on Form 10-Q for the three months ended March 31, 2025). All such 18,312,735 Shares are issued and outstanding and owned directly by FMCH. Such 18,312,735 shares of Common Stock exclude any additional shares of Common Stock that may be issued pursuant to the terms of the Business Combination described in the Filing Persons' initial Schedule 13D, and the Filing Persons disclaim any present beneficial ownership of any such additional shares.
Number of shares as to which each person has sole or shared power to vote or dispose: FMCH possesses voting and dispositive power over the 18,312,735 shares of Common Stock reported in this Schedule 13D (Amendment No 4). FME AG is the indirect sole shareholder of FMCH may be deemed to be a beneficial owner of such shares.
Transactions in the class effected during the past sixty days: The decrease in the Filing Persons' percentage beneficial ownership from 14.2%, as reported in their Schedule 13D (Amendment No. 3) to 11.8%, as reported in this Schedule 13D (Amendment No. 4) results solely from an increase in the number of outstanding shares of the Issuer's Common Stock subsequent to the filing of Amendment No. 3 to this Schedule 13D. Neither of the Filing Persons has disposed of or acquired any shares of the Issuer's Common Stock subsequent to the filing of the initial Schedule 13D in September 2021.

## Signatures
- Fresenius Medical Care Holdings, Inc.: /s/ Bryan Mello, Bryan Mello, Vice President and Assistant Treasurer (05/22/2025)
- Fresenius Medical Care AG: /s/ F. W. Maddux MD, Franklin W. Maddux MD, Member of the Board of Management and Global Chief Medical Officer (05/22/2025)
- Fresenius Medical Care AG: /s/ Christof Koester, Christof Koester, Prokurist, Senior Vice President, General Counsel-Corporate Governance (05/22/2025)